December 20, 2024

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Pam Long

Benjamin Holt

Re:	OneConstruction Group Limited (CIK No. 0002030834)
Request for Acceleration
Registratio Statement on Form F-1, as amended (File No. 333-283186)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, American Trust Investment Services, Inc. and WestPark Capital, Inc. as representatives of the underwriters, hereby request acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Eastern Time on Friday, December 20th, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Prospectus dated December 20, 2024, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirm that they have complied and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

American Trust Investment Services, Inc.

By:	/s/ Kristopher Kessler
Name:	Kristopher Kessler
Title:	Managing Principal

WestPark Capital, Inc.

By:	/s/ Richard Rappaport
Name:	Richard Rappaport
Title:	Chief Executive Officer